Filed by FS Development Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FS Development Corp. II

Commission File No. 001-40067

Date: July 9, 2021

CONFIDENTIAL INVESTOR UPDATE

July 9, 2021

Pardes Bio Update

Dear Friends and Investors,

As you may have heard, we have signed a merger agreement with FS Development Corp. II, a SPAC (FS II). We hope to close the transaction by October 2021. At the closing, Pardes shareholders will exchange 100% of their existing equity interests into common stock of FS II. We will provide more details as we get closer to closing. In addition to the approximately $201 million held in FSII’s trust account, a group of premier institutional and strategic healthcare investors - including Gilead Sciences - has committed to participate in the transaction through a common stock PIPE of approximately $75 million at $10 per share, resulting in a potential $275 million in gross proceeds at closing (assuming no redemptions from SPAC holders). While the documents are signed, the deal remains subject to numerous closing conditions, and thus during this interim period, we remain focused on continued execution in our programs.

Key updates:

●	SARS-CoV2 has killed over 4.million.people.

●	SARS-CoV2 is unlikely to fade away any time soon. While the data from many of the vaccines remains outstanding in reducing both severe morbidity and deaths, they have also highlighted yet another tragic example of health inequity. As of early July, while ~23% of the world has received at least one dose of ANY vaccine, only ~0.9% of people in low- income countries have received a dose [1]. Not only is the pool of susceptible individuals unlikely to diminish soon, but the people with the least financial resilience will continue to bear the greatest burden of disease.

●	The rapid emergence of new variants (like delta) shows how quickly more infectious variants can take hold. These variants may pose significant challenges in the long run for both vaccines and the expensive, IV antibody therapies. The conservation of our target is part of the reason we chose to develop drugs targeting the SARS-CoV2 main protease. It is well conserved between different coronaviruses and - to our knowledge – the SARS-CoV2 main protease has still not undergone any significant changes over the course of the pandemic.

●	We have now completed our clinically-enabling studies for PBI-0451 – our development candidate protease inhibitor. No adverse findings were observed in these studies, which means (pending regulatory approvals) we expect to remain on track to progress to our first in human studies later this year.

[1]	Covid World Vaccination Tracker - The New York Times (nytimes.com)

With respect to competitive programs, three other oral antivirals continue to advance in clinic: Molnupiravir (Merck) and AT-527 (Atea), the direct acting antivirals targeting the viral polymerase, and Pfizer’s oral protease inhibitor (PF-07321332). While we still await any efficacy or PK data on the Pfizer compound, both Atea and Merk have released data suggesting the potential for modest antiviral efficacy. A comparison of the Atea and Molnupiravir data can be found below: 2

On the back of the Merck data, the US Government has committed to purchase 1.7 million courses for ~$1.2B if Molnupiravir receives an EUA. We find this interesting both as a pricing benchmark (>$700/course) as well as an efficacy benchmark.

[2]	JPM analyst report, June 30, 2021.

This quarter will be an exciting one for us. Subject to regulatory approval, we expect to dose our first-in-human study in New Zealand before the end of the quarter and anticipate preliminary clinical data readouts (PK and tolerability in healthy volunteers) by the end of the year. We expect this data may support significant inflection points for our program – following an initial 18 month sprint. We look forward to sharing our next updates soon. In the meanwhile, we are already starting to prepare for the next leg of what will clearly be a marathon.

We could not have gotten here without your help. Thank you all for enabling the Pardes team to execute and trusting in us and our audacious goal of developing a potential treatment that seeks to address one of the most pressing global medical problems in the world today.

Best wishes

/s/ Uri Lopatin
Uri Lopatin, MD
CEO and Founder

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Information Regarding Merger and Where to Find It

This communication is being made in respect of the proposed business combination involving Pardes Biosciences, Inc. (“Pardes”) and FS Development Corp. II. A full description of the terms of the business combination will be provided in a registration statement on Form S-4 to be filed with the SEC by FS Development Corp. II that will include a prospectus with respect to the combined company’s securities to be issued in connection with the business combination and a proxy statement with respect to the shareholder meeting of FS Development Corp. II to vote on the business combination. FS Development Corp. II urges its investors, shareholders and other interested persons to read, when available, the preliminary proxy statement/ prospectus as well as other documents filed with the SEC because these documents will contain important information about FS Development Corp. II, Pardes and the business combination. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of FS Development Corp. II as of a record date to be established for voting on the proposed business combination. Once available, shareholders will also be able to obtain a copy of the S-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: FS Development Corp. II, Attn: Secretary, 900 Larkspur Landing Circle, Suite 150, Larkspur, California 94939. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

FS Development Corp. II and Pardes and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed business combination described in this communication under the rules of the SEC. Information about the directors and executive officers of FS Development Corp. II is set forth in FS Development Corp. II’s final prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act of 1933, as amended (the “Securities Act”) on February 18, 2021, and is available free of charge at the SEC’s website at www.sec.gov or by directing a request to: FS Development Corp. II, Attn: Secretary, 900 Larkspur Landing Circle, Suite 150, Larkspur, California 94939. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the FS Development Corp. II shareholders in connection with the proposed business combination will be set forth in the registration statement containing the proxy statement/prospectus for the proposed business combination when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

 This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this communication, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this communication include, but are not limited to, statements regarding the proposed business combination, including the timing and structure of the business combination, the proceeds of the business combination, and the benefits of the business combination, as well as statements about the potential attributes and benefits of Pardes’ product candidates and the format and timing of Pardes’ product development activities and clinical trials. We cannot assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, the ability to complete the business combination due to the failure to obtain approval from FS Development Corp. II’s shareholders or satisfy other closing conditions in the Merger Agreement, the occurrence of any event that could give rise to the termination of the Merger Agreement, the ability to recognize the anticipated benefits of the business combination, the outcome of any legal proceedings that may be instituted against FS Development Corp. II or Pardes following announcement of the proposed business combination and related transactions, development of competing therapeutic treatments for COVID-19 on Pardes’ business and/or the ability of the parties to complete the business combination, the ability to obtain or maintain the listing of FS Development Corp. II’s common stock on Nasdaq following the proposed business combination, costs related to the proposed business combination, changes in applicable laws or regulations, the possibility that FS Development Corp. II or Pardes may be adversely affected by other economic, business, and/or competitive factors, and other risks and uncertainties, including those to be included under the header “Risk Factors” in the registration statement on Form S-4 to be filed by FS Development Corp. II with the SEC and those included under the header “Risk Factors” in the final prospectus of FS Development Corp. II related to its initial public offering. Most of these factors are outside of FS Development Corp. II’s and Pardes’ control and are difficult to predict. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent our views as of the date of this communication. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this communication.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Media Contact

Andrea Heuer, Consort Partners

pardesbio@consortpartners.com

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